(FORMERLY FRONTEER DEVELOPMENT GROUP INC.)

(AN EXPLORATION STAGE COMPANY)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2010

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

This Management’s Discussion and Analysis (“MD&A”) is dated as of November 12, 2010 and should be read in conjunction with the unaudited consolidated financial statements of Fronteer Gold Inc. (the “Company” or “Fronteer Gold” or “We” or “Our” or “Us”) as at September 30, 2010, and the related notes thereto (collectively the “Financial Statements”). We report our financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”).

Our reporting currency is the Canadian dollar and all amounts in this MD&A are expressed in Canadian dollars unless otherwise stated. As at September 30, 2010, the value of C$1 was US$0.9711 according to the Bank of Canada1. Further information on the Company can be obtained from our Annual Information Form ("AIF") for the year ended December 31, 2009, available on SEDAR at www.sedar.com.

HIGHLIGHTS

  Completed the acquisition of AuEx Ventures Inc. ("AuEx") on November 1, 2010, consolidating ownership of our flagship Long Canyon project, a high-quality gold asset, creating a dominant position in the Pequop Gold District. In the third quarter, we entered into an arrangement agreement to acquire 100% of the outstanding common shares of AuEx by way of a plan of arrangement.
  Continued advancing our three key gold projects in Nevada, with the following highlights:
    At Long Canyon, we completed 54,706 metres of an expanded 70,000 metre program, with drilling continuing to intersect wide intervals of high-grade oxide gold mineralization along the northeast extension of the deposit. In addition, we completed the purchase of the Big Springs Ranch ("BSR") which secured additional surface and water rights at Long Canyon, which should help speed up the completion of development activities. Environmental, engineering, hydrology and metallurgical studies are all underway.
    At Sandman, activities have now extended well beyond Southeast Pediment and Silica Ridge deposits. Drilling at the North Hill deposit has returned multiple intervals of near-surface oxide gold mineralization and a new 9,000-metre property-wide exploration drill program is underway with assay results expected in fourth quarter. Newmont is three months into its final year of a three-year earn-in agreement.
    At Northumberland, J.S. Redpath Corp. was awarded the contract to construct a 280-metre long decline to access high-grade mineralization within the deposit. Construction is underway with completion targeted for early 2011. Drilling completed in the third quarter further defined and extended near-surface high- grade gold mineralization.
  Completed several transactions that strengthen our ability to fund advancement of our key gold projects, while maintaining ongoing exposure to exploration upside through retained interests and shareholdings, including:
    In October, we entered into a definitive agreement to sell 10 gold properties, derived principally from Fronteer Gold's $4.8-million purchase of the Nevada Eagle portfolio, to Bridgeport Ventures Inc. Bridgeport will issue an aggregate of 4.5 million common shares as consideration for the sale (at the close of trading on October 22, 2010, the share consideration was valued at $5.6 million). We also retain a 2% net smelter royalty on each of the properties.
  Cash and short-term deposits at September 30, 2010, totaled $163.1 million, up 10.7% from $147.3 million at December 31, 2009.

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1 Nominal noon rate as per the Bank of Canada.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

  Reported 646.5-metres of continuous copper-gold mineralization, the longest interval to date at our Halilağa porphyry project in Turkey. Additional drilling to expand and better define this porphyry deposit is underway with additional results to be reported in the fourth quarter;
  Received the second draft of the Land Use Plan for the Labrador Inuit Settlement Area that stipulates mining is a permitted discretionary use, pending an environmental assessment and government approval, on lands where our Michelin Project is located. The first draft of the Environmental Protection legislation has also been released and is consistent with existing federal and provincial environmental legislation. Discussions continue with potential partners for the financing and development of the Michelin Project.

OVERVIEW

We are a gold-focused exploration and development company with three key gold projects in Nevada, USA, a copper-gold porphyry deposit in Turkey and a large uranium deposit in Labrador, Canada. We have a sufficient treasury to significantly advance our gold projects toward production. Our shares are listed on the TSX and the NYSE Amex under the symbol FRG.

Mineral Resources

Our measured and indicated resource base is 3.6 million ounces gold and 28.0 million ounces of silver and our inferred resource base is 1.4 million ounces gold and 1.7 million ounces of silver.2 The resource base is derived from our interests in US-based projects.

Through our 100% interest in Aurora Energy Resources Inc. (“Aurora”), a uranium exploration and development company, we own the Michelin and Central Mineral Belt projects in Labrador, which have a U3O8 resource base of 84.1 million pounds measured and indicated, and 53.0 million pounds inferred.3

Additional information about each material project is also available in our AIF dated March 29, 2010, as well as in project technical reports filed on SEDAR.

Gold Projects

We have a significant pipeline of gold projects in Nevada. Three advanced projects with resource estimates represent our highest priorities for near term production:

1.	Long Canyon;
2.	Sandman; and
3.	Northumberland

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2 Northumberland – Indicated ounces: 36,518,000 tonnes at 1.92 grams per tonne gold and 7.72 g/t silver; Inferred: 6,926,000 tonnes at 3.49 g/t gold and 6.3 g/t silver. Long Canyon (100% of project) – Measured and Indicated: 12,240,000 tonnes at 1.71 g/t gold; Inferred: 10,394,000 tonnes at 1.65 g/t gold. Sandman – Measured and Indicated: 7,286,000 tonnes at 1.16 g/t gold; Inferred: 1,287,000 tons at 0.92 g/t gold. Zaca – Measured and Indicated: 24,338,000 tonnes at 0.53 g/t gold and 24.21 g/t silver; Inferred: 298,000 tonnes at 0.63 g/t gold and 35.43 g/t silver.
3 Aurora uranium deposits: Measured and Indicated pounds – 40,175,000 tonnes at 0.09% U308; Inferred 29,053,000 tonnes at 0.08% U308.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Our Halilağa copper-gold porphyry project in Turkey, operated by our 60% joint venture partner, does not yet have a resource estimate, however, a resource estimate is planned as soon as sufficient drilling is completed.

OUTLOOK

We continue to make significant progress through 2010 to advance our three key gold projects in Nevada towards a production decision:

  At Long Canyon, we have consolidated ownership of our flagship asset and increased exposure to the district through the acquisition of AuEx Ventures. A $21.4 million development and exploration program for 2010 is underway. The work-program includes detailed mining and engineering studies, environmental baseline monitoring, a resource update, community relations, as well as approximately 70,000 metres of infill and exploration drilling. We also now plan on drilling year-round, commencing in January 2011. An updated resource and Preliminary Economic Assessment ("PEA") is planned for the first quarter of 2011. Our objective is to advance the project through to pre- feasibility by the end of 2011.
  At Sandman, our joint venture partner is undertaking a US$3 million exploration and development program focusing on three of the four known gold deposits as well as conducting a property-wide exploration program. In addition, expanded geotechnical and metallurgical work is also being carried out. Our joint venture partner continues to meet earn-in obligations and can vest an initial 51% interest in this project by making a positive production decision by June 2011
  At Northumberland, our goal is to advance the project as a combined open-pit and underground mine. Construction of a decline to access high-grade mineralization within the deposit has begun with completion targeted for early 2011. Once completed, the decline will allow for underground exploration/definition drilling and access for extraction of bulk samples for metallurgical testing. Engineering and mining studies are also underway. Once these activities are completed, we plan to complete a Preliminary Economic Assessment. The budget for Northumberland for 2010 has been increased from an initial $4.4 million to approximately $8.6 million to accelerate the project timeline.

Beyond Nevada, our Halilağa copper-gold porphyry deposit in Turkey continues to generate excellent exploration results. We believe that drilling to date demonstrates that Halilağa is a significant copper-gold deposit with excellent upside potential. TV Tower, a high-sulphidation gold system located adjacent to our previously owned Kirazli gold project, is also being drilled, with assay results expected in early 2011.

We also plan to continue to look for opportunities to generate additional value from our extensive portfolio of properties in Nevada. Joint venture and outright sale discussions continue with a number of interested parties.

Renewed global interest in uranium has opened up a number of alternatives for the Michelin uranium project. Discussions continue with potential development partners for the asset. We look forward to the Nunatsiavut government's decision with respect to the moratorium on uranium mining, expected in April 2011.

We have no revenue-producing operations. Our 2010 global budget, inclusive of exploration, development, capital and general and administrative costs, calls for expenditures by Fronteer Gold (net of recoveries) of approximately $43.3 million. Given our strong liquidity position, we do not anticipate any problems in funding our budgeted expenditures. The budget does not include expenditures for acquisitions or opportunities, currently unforeseen which may arise during the year.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

For our material gold projects, 2010 actual and 2010 budgeted cash exploration and development expenditures are summarized in the following table:

Fronteer Gold's share of 2010 Actual Expenditures to September 30, 2010 and 2010
Budgeted Expenditures for Priority Gold Projects

Project	Minerals	Actual expenditures to end of Q3 ($ millions)	Annual budgeted expenditures for 2010 ($ millions)(3)	Fronteer Gold ownership%
Northumberland, NV	Gold	3.7	8.6	100%
Long Canyon, NV (2)	Gold	6.9	13.8	100%
Sandman, NV (1)	Gold	0.3	0.3	95%
Halilağa, Turkey	Copper, Gold	0.9	1.1	40%
Total		11.8	23.8

(1)

For Sandman, Fronteer Gold’s share of the exploration expense is insignificant because of a funding agreement with Newmont Mining Company ("Newmont"). The amount listed as Fronteer Gold’s share is for activities such as joint venture monitoring, attending joint venture meetings and legal expenses. See details below. Newmont has indicated a budget of US$3 million for Sandman in 2010. Newmont has the option to earn a 60% interest in Sandman.

(2)

Budget amounts at Long Canyon reflect 51% of project costs through September 2010 and 100% of project costs for October through December to reflect Fronteer Gold's acquisition of the remaining 49% of the project during the year. The budget amounts exclude any amount for the Big Springs Ranch acquisition.

(3)	All budget amounts in US$ converted to CDN$ at an exchange rate of $1.06.

PRIORITY GOLD PROJECTS:

Long Canyon (100% owner and operator)

Prior to the acquisition of AuEx, Long Canyon was a joint venture in which Fronteer Gold held a majority interest (51%), was project operator and controlled the work-program, budgets and timelines. Fronteer Gold and partner AuEx each paid their proportionate share of project costs. The Long Canyon Project is located in Elko County in northeastern Nevada, approximately 37 kilometres southeast of the town of Wells, NV. Long Canyon is a high-grade oxide gold deposit that lies at depths that are amenable to open pit mining. The deposit has a strong growth potential and we plan to bring it into production as fast as possible. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Subsequent to September 30, 2010, Fronteer Gold acquired an additional 49% interest in the project to own 100%, through the acquisition of 100% of the issued and outstanding shares of AuEx, Fronteer Gold's prior partner on the project and owner of other mineral rights in the West Pequop District, Nevada. On November 1, 2010, Fronteer Gold paid, 0.645 of a Fronteer Gold share, and $0.66 in cash, for each AuEx share, at a cost of approximately $267.6 million. In addition, each AuEx shareholder received 0.5 shares of Renaissance Gold Inc. (“Renaissance”) a company formed to hold the assets of AuEx not acquired by Fronteer Gold. We subscribed for 9.9% of Renaissance at a cost of $4.7 million.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Total project expenditures for the first three quarters of 2010 were $13.9 million. Our share of these expenditures, net of joint venture recoveries of $7.0 million, was $6.9 million. In the second quarter, we announced an updated independent resource estimate (reported at a 0.20 g/t gold cutoff) consisting of a Measured and Indicated (M&I) resource of 672,000 ounces at an average grade of 1.71 g/t gold (12,240,000 tonnes) and an additional Inferred resource of 552,000 ounces at an average grade of 1.65 g/t gold (10,394,000 tonnes). Long Canyon’s first Preliminary Economic Assessment, announced December 1, 2009 and based on the project’s initial resource estimate, supports a financially robust, open-pit, run-of-mine, heap-leach operation.

Approximately 54,000 metres were drilled during the first three quarters of 2010 compared to an originally planned total for the year of 45,000 metres. Due to lower than budgeted drilling costs, the program was extended by up to an additional 25,000 metres. Up to six rigs will now operate on site through December. An additional 10,000 metres are planned from December through April.

Four, 15-ton surface bulk samples and one three-ton large-diameter core sample were collected in the third quarter for large-column metallurgical testing. Run-of-mine, heap-leach conditions will be simulated. Metallurgical test work reported in the second quarter confirms that gold mineralization is amenable to low-cost, conventional, heap-leach processing. Twenty-one core composites from three cross-sections drilled in May 2009 were submitted to McClelland Laboratories Inc. in Sparks, Nevada, for bottle-roll and column leach tests, permeability, flotation, gravity and comminution testing. Column leach gold recoveries for high- and medium-grade samples (> 1.26 g/t gold) averaged 88% for -12.5mm, 87% for -25mm and 85% for -50mm crush sizes. Further metallurgical drilling and testing will continue in 2011 to test new mineralized areas.

In the third quarter, 12 ground water monitoring wells were installed, with an additional four wells to be completed in fourth quarter. Engineering, mine design studies, hydrology and permitting work continue.

During the third quarter, Fronteer Gold completed the purchase of the Big Springs Ranch (“BSR”) for a total price of US$12 million. The acquisition included the purchase of approximately 37,540 acres of surface rights, nearly all of the water rights appurtenant to the ranch, mineral rights owned by BSR, and dwellings and improvements on the ranch. The ranch is located adjacent to the mineral claims of the Long Canyon project. A BLM grazing lease is also part of the purchase and remains in the name of the lessee. This purchase provides the project with additional surface and water rights that should help speed the completion of development activities. The purchase agreement was drafted in accordance with a settlement agreement reached prior to a pre-trial hearing for the lawsuit Fronteer Gold initiated against the non-resident owners of the BSR to confirm its access and mineral rights and acquire immediate use of additional lands for environmental and hydrological studies, as further discussed in our AIF dated March 29, 2010. Dixie Valley Cattle LLC will continue as lessee and operate as tenant over the majority of the property, in accordance with its existing agreement with BSR.

We continue to optimize the project economics through the evaluation and completion of a number of other studies for the project including: pit slope evaluations, mining and processing trade-offs, and sighting optimum facilities locations. An updated resource estimate and PEA is planned for early 2011.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Sandman (95%-owned, subject to 60% earn in by Newmont)

The Sandman Project is located approximately 21 kilometres west of the town of Winnemucca, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Newmont USA, the project operator, is a subsidiary of Newmont Mining Corp. of Denver, Colorado.

The Sandman property currently hosts four closely spaced, high-grade oxide gold deposits that are near-surface, amenable to open pit mining, and open for expansion.

In the third quarter, activities at Sandman extended well beyond previous in-fill drill programs at the Southeast Pediment and Silica Ridge deposits. During the second quarter, the Winnemucca Bureau of Land Management approved an expanded Exploration Plan of Operations for the Sandman property, significantly increasing the area permitted for surface disturbance from two square miles to 39 square miles.

In the third quarter, Newmont completed its Phase 1 development drill program at North Hill. This work focused on drilling nine PQ-diameter core holes (767 metres) to obtain assay information and metallurgical material for mill and column-leach test work. Drill results from North Hill continue to highlight near-surface, high-grade oxide gold mineralization, demonstrating the strength of this mineralized system. Newmont also drilled a monitoring well to begin collecting hydrological data for the deposit area.

In addition to the initial North Hill program, Newmont has also completed 33 holes (5,624 metres) of a 53-hole (9,000 metre) property-wide exploration drill program at Sandman. Newmont is drilling up to eight new high-priority targets identified through a compilation of geological/geochemical/geophysical surveys completed in 2008 and 2009. The goal of this exploration program is to expand the four existing gold deposits along strike and at depth and to test a series of new structural targets elsewhere on the property.

At both Silica Ridge and Southeast Pediment, drill programs of more than 70 holes are planned, four column tests are near completion, and waste rock characterization and geotechnical evaluation are in progress.

As of September 30, 2010, Newmont USA reported expenditures of approximately US$12.8 million at Sandman. Newmont must spend an additional US$1.2 million by June of 2011 in order to fulfill the expenditure requirement of its earn-in obligation. In addition to its expenditure requirement, Newmont must also make a production decision supported by a bankable feasibility study, report reserves, make a commitment to fund and construct a mine, advance the necessary permits, and contribute adjacent mineral interest to the joint venture.

Newmont USA may earn an additional 9% interest in Sandman by spending a further US$9 million on development. We retain a 2% NSR on production of the first 310,000 ounces at Sandman. We can also elect to have Newmont USA arrange financing for up to 40% of development costs. Future exploration, development, and feasibility studies will be managed by Newmont USA as operator, unless Newmont USA does not elect to earn its interest.

Northumberland (100%-owned)

The Northumberland Project is located in northern Nye County in central Nevada, approximately 400 kilometres southeast of Reno, Nevada. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Owing to its 100% ownership status, private surface and mineral rights, and meaningful resource size, this Carlin-style deposit has strong potential for significant annual production and favorable economics in the current gold-price environment. A comprehensive, multidisciplinary program is currently underway at Northumberland.

For the third quarter of 2010, we spent $3.7 million at Northumberland. The original budget has been increased by $4.0 to $8.4 million to fund the construction of a decline and an exploration drill program.

In the third quarter, a surface drill program to further define and extend high-grade domains at Northumberland was completed. The program comprised 12 holes (3,097 metres), including four geotechnical holes. Drill results announced in the first quarter from an initial program undertaken in late 2009 and recent drilling in third quarter 2010 clearly demonstrate the presence of high-grade domains at Northumberland. Results from 2010 drilling have returned some of the highest grade gold intervals to date for the project. We believe these high-grade domains are a key component of the deposit and need to be more fully understood.

In the third quarter, site preparation work for a 280-metre long decline to access high-grade mineralization within the deposit was completed. In October, the contract for the construction of an underground decline was awarded to J.S. Redpath Corporation, of Sparks, Nevada. Blasting and excavation of the portal entrance commenced in November, with completion targeted for early 2011. The decline will provide: the most cost-effective method for evaluating controls on high-grade mineralization; access to extraction of bulk samples for metallurgical testing and pilot testing at third-party processing facilities; and an easy transition from exploration to production.

An underground exploration/development drill program is currently being planned for 2011.

In the third quarter, we continued metallurgical work to optimize recoveries and minimize capital and operating costs, and continued engineering and mining studies. During the first quarter we announced results from metallurgical work indicating that Northumberland mineralization can be processed with good recoveries using proven treatment methods. The studies yielded sulphide gold recoveries of up to 87% for samples that are considered refractory in nature, and 89% for samples considered to be transitional material.

Upon completion of underground development activities, we plan on completing a Preliminary Economic Assessment.

Halilağa (40% owned)

The Halilağa copper-gold project is located approximately 45 kilometres southeast of the town of Çanakkale, in Çanakkale province, Turkey. A complete property description, including size and annual holding costs, is contained in the AIF dated March 29, 2010. Our 60% joint-venture partner is a Turkish subsidiary of Vancouver-based Teck Resources Ltd (“Teck”). We are responsible for our 40% share of the costs at Halilağa.

Drilling to date shows that Halilağa is a significant copper-gold porphyry system. It is proximal to excellent infrastructure and is located in an active mining jurisdiction. A $2.8 million drill program is currently underway. The program includes 10,000 metres of core drilling with 5,776 metres completed at September 30, 2010. Our 40% share of the Phase I costs were budgeted at $1.1 million. Our share of costs as at September 30, 2010 was approximately $0.9 million.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

In the third quarter, drilling returned the longest interval of continuous copper-gold mineralization ever intersected at Halilağa: 0.26 g/t gold and 0.33% copper over 646.50 metres starting from surface in hole HD-54. Based on the success of this significant hole, the drill plan was modified and an additional core rig added to the program, for a total of three core rigs. Additional drilling in October continues to report very encouraging copper-gold intercepts.

Drilling in 2010 has almost doubled the overall width of copper-gold mineralization at Halilağa from 400 metres to more than 750 metres in overall width, and over a strike length of 1,200 metres with thicknesses of over 600 metres. An important component of this deposit is the occurrence of a higher-grade copper-gold enrichment zone starting at, or near surface, and which locally reaches up to 40 metres in thickness. Halilağa remains open to expansion in all directions. Additional assays are pending for the fourth quarter.

In the second quarter, we announced preliminary metallurgical test work that was conducted in 2008. Initial tests determined that mineralized samples responded consistently well to flotation and produced a high-grade concentrate. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achieved using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. It is expected that further process optimization will result in improvements in copper and gold recoveries at the same concentrate grades.

MICHELIN URANIUM PROJECT

Through Aurora, we own 100% of the Michelin Project located south of Kaipokok Bay on the coast of Labrador. A complete property description, including size and annual holding costs, is contained in the AIF dated March 30, 2010. During the first quarter of 2009, we increased our ownership of Aurora to 92.1% from 42.2% . In April 2009, we completed the acquisition of the remaining 7.9% of the common shares of Aurora giving us 100%.

For the nine months ended September 30, 2010, we spent at total of $2.4 million on our Michelin Project. For 2010, we have a development budget of $3.3 million which is focused on finalizing tailings management options, infrastructure design studies, ongoing environmental baseline studies and continuing community consultation.

The Nunatsiavut Government, the regional Inuit government, is preparing for industrial development by undertaking two key initiatives: a Land Use Plan ("LUP") and Environmental Protection legislation. Both of these instruments are well underway and appear to be on schedule for completion by March 2011.

In the third quarter, the Nunatsiavut government released a revised second draft LUP for the Labrador Inuit Settlement Area, to reflect comments and submissions from individuals, companies, government departments and agencies. Aurora submitted minor comments on the first draft of the plan. The revised LUP stipulates mining is a permitted discretionary use, pending an environmental assessment and government approval, on lands where our Michelin Project is located. The LUP outlines a mechanism for the approval of major mining projects, including uranium, on Nunatsiavut land.

Also in the third quarter, the first draft of the Environmental Protection legislation was released and is consistent with existing federal and provincial environmental legislation.

The restriction on actual uranium mining is anticipated to be removed on, or around, April 2011, the timeline the Nunatsiavut government has set to ratify the LUP and complete its environmental legislation.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Aurora has undertaken an extensive community engagement initiative to build understanding around mining and the benefits communities can expect to derive from our Michelin Project. The initiative includes: holding open houses in all North Coast Labrador communities; conducting small group and one-on-one meetings; meeting local government representatives; opening information centres in Aurora’s Postville and Makkovik offices; and developing a targeted youth and elder information program. Responses to these community initiatives have been very positive, with high attendance and growing interest.

We will continue to focus on community consultations with Labrador residents outlining the environmental health and safety aspects of our Michelin Project and long-term economic benefits. Meetings with the Michelin Project Community Panel are part of this ongoing consultation. We conducted a survey of a representative sample of the residents of Postville and Makkovik, the two communities closest to the project, in the first quarter of 2010. The majority of respondents indicated they would like to see the Michelin Project advance through the formal regulatory process.

Environmental baseline studies are ongoing, and Aurora continues to update a project registration document for our Michelin Project to ensure it is ready to be filed with the Federal, Provincial and Nunatsiavut regulators.

We continue to engage in discussions with potential acquirors of, or partners for, the financing and development of our Michelin Project.

OTHER PROJECTS

Our strategy of building an enduring gold growth business requires a healthy pipeline of high-quality projects, from exploration to production. We also seek joint-venture arrangements, or tactical divestments of assets, that afford the company the opportunity to maintain its strong treasury, create immediate value for shareholders, and provide ongoing exposure to exploration upside through retained interests and shareholdings.

As a result of the acquisition of AuEx, Fronteer Gold acquired a 49% interest in the West Pequop project, a joint venture with Agnico-Eagle, Inc. as operator owning the remaining 51%. Under the terms of the original agreement Agnico has elected to earn an additional 19% in the joint venture by completing all further expenditures through completion of a feasibility study on the project by June 17, 2013. The West Pequop project is located near the Long Canyon project, in Elko County, Nevada. In addition, Fronteer Gold acquired other mineral interests in the Pequop Mountains through the AuEx acquisition, which creates a dominant position for Fronteer Gold in this emerging gold trend.

In the second quarter, we acquired 100% of Nevada Eagle Resources, LLC for $4.8 million. Through this transaction, we added an additional 52 property interests (44 in Nevada), either wholly owned, subject to lease or joint venture or royalty interests. These properties have added significantly to our large Nevada growth pipeline, reinforcing a commitment to creating value in a jurisdiction that is at the very heart of the company's operations. The portfolio currently generates positive cash-flow from existing lease and option payments. Estimated cash inflows from the portfolio in 2010 are US$437,000, along with the distribution of shares from certain partner companies. Plans to explore certain of these properties are being developed.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Subsequent to September 30, 2010, we announced the sale of 10 gold projects (nine of which were acquired through the Nevada Eagle acquisition) to Bridgeport Ventures Inc. (BVI-TSX) ("BVI"). Under the terms of the agreement, BVI will issue an aggregate of 4.5 million common shares as consideration for the sale. In addition, Fronteer Gold will reserve a 2% Net Smelter Return royalty on each of the 10 projects. At the close of trading on October 22, 2010, the share consideration was valued at $5.6 million. The transaction is expected to close by November 15, 2010, and remains subject to customary regulatory approvals.

We continue to explore the TV Tower property (60% Teck / 40% Fronteer Gold), in Turkey. TV Tower is a high-sulphidation gold target, similar to the Agi Dagi and Kirazli properties. For 2010, the joint venture is undertaking a $1.23 million program (our share $0.49 million) consisting of IP and ground magnetic surveys as well as additional geological mapping and rock chip / soil geochemical sampling and 5,000 metres of drilling. Drilling has commenced and assays are expected for early 2011.

In the third quarter, we completed two transactions with Rae Wallace Mining Inc. (“Rae Wallace”). For the first transaction we paid US$150,000 for a three year option to earn a 51% interest in up to two properties within a 23,500-square-kilometre area in Peru that Rae Wallace currently owns or acquires. We consider the area to be highly prospective. To earn a 51% interest in a property, we must spend the greater of US$150,000 or three times Rae Wallace’s expenditures on the property, from the date of our agreement. In addition, should Rae Wallace wish to joint venture any other project in this area of interest, it must first offer us the joint venture opportunity. For the second transaction, we participated in a private placement financing as further discussed below.

In 2009, we undertook an extensive project generative effort in the Eastern Great Basin area of Nevada. As a result of this effort, we identified and staked or optioned numerous new projects for follow up work in 2010. Geological mapping, geochemical sampling and geophysical surveying have been conducted over a number of these projects during 2010, and permits have been received to initiate drilling in 2011.

SCIENTIFIC AND TECHNICAL DISCLOSURE

All scientific and technical disclosure on our property interests set forth above has been prepared under the supervision of and verified by Ian Cunningham-Dunlop, Vice president, Exploration of Fronteer Gold, a “qualified person” within the meaning of NI 43-101.

INVESTMENTS

During the third quarter, Fronteer Gold acquired 6,666,700 Units (the "Units") of Levon Resources Ltd. ("Levon") by way of a private placement at a price of CDN$0.75 per Unit for aggregate gross proceeds of $5.0 million. Each Unit consists of one common share of the Company (the "Share") and one-half of one common share purchase warrant (each whole warrant, a "Warrant"). Each Warrant entitles Fronteer Gold to subscribe for one additional Share for period of 18 months from the closing of the Offering at an exercise price of CDN$1.20. In the event that after four months and one day after the closing of the Offering, the volume weighted average trading price of Levon's common shares on the TSX Venture Exchange, for a period of 15 consecutive trading days exceeds CDN$1.75, Levon may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the Warrants will expire on the date which is 30 days after the date of such notice.

During the third quarter, by way of a non-brokered private placement, we acquired 2,000,000 units of Rae Wallace at US$0.25 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant entitles us to acquire one additional common share of Rae Wallace for US$0.375 per share until September 30, 2012. The funds will be used by Rae Wallace to further advance its projects in Peru.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

During the second quarter of 2009, we acquired six million units of Vancouver-based East Asia Minerals Corporation ("East Asia") (TSX-V: EAS) as part of a non-brokered private placement. East Asia has gold and gold-copper projects. Our purchase price was approximately $3.1 million or $0.51 per unit. Each unit was comprised of one common share of East Asia and one-half of one common share purchase warrant. Each whole warrant entitled us to acquire one common share at an exercise price of $0.75 for a period until December 19, 2011. The shares of East Asia appreciated significantly and were sold in 2009. During the first quarter of 2010, we exercised our warrants and sold the common shares at an average price of $4.04, resulting in net proceeds of $9.8 million.

During the first quarter of 2010, we acquired 1.6 million common shares of Alamos as partial payment for our sale to Alamos of our 40% interest in two gold deposits in Turkey called Agi Dagi and Kirazli. During the second quarter of 2010 we sold 1.25 million shares of Alamos for net proceeds of $18.8 million and sold our remaining interest in Alamos during the third quarter for further proceeds of $5.5 million.

As a result of the acquisition of AuEx in November 2010, we acquired a 9.9% interest in Renaissance for $4.7 million. Renaissance is traded on the TSX-Venture Exchange under the symbol REN.

Ongoing obligations related to divestiture of Aği Daği and Kirazli

Teck and Fronteer Gold completed the sale of our respective 60% and 40% interests in the Agi Dagi and Kirazli properties to Alamos on January 5, 2010.

We retain the obligation to pay to Teck a production bonus of US$10 per ounce for every ounce of gold, up to a maximum of 600,000 ounces on Agi Dagi and 250,000 ounces on Kirazli, produced from within a defined resource area on the projects. The total value of this obligation could be as much as US$8.5 million if all of the gold is produced. Alamos has agreed to provide Teck and Fronteer Gold access to future production data in order to calculate any production bonus amount owing to Teck by Fronteer Gold. For the nine months ended September 30, 2010 we have recorded a long-term liability equal to $5.2 million, the discounted fair value of the estimated production bonus payable in future years should the Agi Dagi and Kirazli projects go into production. The calculation was prepared using recent production estimates made public by Alamos. This long term liability has reduced the gain the Company has recognized on the sale of the Agi Dagi and Kirazli properties. The liability amount will be adjusted periodically to account for adjustments in production forecasts by Alamos and to account for the time value of money and foreign exchange changes with any adjustment being accreted to operations and foreign exchange gain or loss in the period of the adjustment.

RESULTS OF OPERATIONS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2010 VS THREE AND NINE MONTHS ENDED SEPTEMBER, 2009

For the three and nine months ended September 30, 2010, we lost $21.1 million, or $0.18 per share and lost $12.9 million, or $0.11 per share, respectively. For the three and nine months ended September 30, 2009, we earned $11.9 million, or $0.10 per share and earned $7.9 million, or $0.07 per share, respectively. Contributing to the change in net income (loss) for the third quarter as compared to the same period in 2009 was a $33.7 million write-down to the value of our Zaca project, realized in the third quarter of 2010, increases in stock based compensation expense in 2010, a realization of a net $18.8 million gain on the sale of the Agi Dagi and Kirazli projects in the first quarter of 2010 and decreased interest income in 2010. In addition, in 2009 we realized a significant gain on the fair value of financial instruments as a result of the appreciation of our investment in East Asia and we incurred significant foreign exchange gains as a result of the decline in value of the US dollar in 2009. A discussion of the significant changes from period to period is discussed below.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Writedowns of exploration properties and deferred exploration expenditures were $34.5 million for the nine months ended September 30, 2010 and $4.2 million for nine months ended September 30, 2009. As a result of ongoing discussions with arm's length parties with respect to the possible sale of the Zaca project, we have written down the asset by $33.7 million to its estimated fair value. The write-down essentially reversed much of the purchase price of our September 2007 acquisition of NewWest Gold Corp., that had been allocated to the Zaca property. The write down also contributed in part to a large income tax recovery of $13.1 million as the purchase price allocated to Zaca had no corresponding tax basis for financial reporting purposes. Earlier in 2010, we wrote off the deferred exploration costs for the Richmond Summit property as a result of unsatisfactory exploration results. In 2009 we wrote off the costs of the Mill Creek and Bell Creek projects due to unsatisfactory exploration results.

Stock based compensation expense, arising from the vesting of granted employee stock options, totaled $0.7 million and $5.0 million for the three and nine months ended September 30, 2010, as compared to $0.6 million and $3.9 million for the same periods in 2009. Stock based compensation expense varies from period to period depending on several factors, including whether options are granted in a period and whether options have fully vested or are cancelled in a period. Options are typically granted in the first quarter each year resulting in a higher stock based compensation expense in the first quarter than the remaining quarters of the year.

Professional fees, which include legal, accounting and consulting fees were $0.5 million and $1.6 million for the three and nine months ended September 30, 2010, a decrease of 38% and 24% respectively, compared to $0.8 million and $2.1 million for the same periods in 2009. In 2009 Aurora incurred $0.3 million consulting fees to an individual with uranium marketing experience under contract when Aurora was a separate public company, that were not incurred in 2010.

Property investigation costs, which include the costs of due diligence and exploration of projects under investigation for acquisition, were $0.2 million and $1.5 million for the three and nine months ended September 30, 2010, as compared to $0.6 million and $1.7 million for the same periods in 2009. Project investigations are a core part of our business and growth strategy and we remain active in identifying projects that will enhance our growth pipeline, including identifying producing or near term producing assets for acquisition. Property investigation costs are expensed until a new project is acquired or the rights to explore the project have been established.

Investor relations, promotion and advertising costs were $0.7 million and $1.4 million for the three and nine months ended September 30, 2010, compared to $0.2 million and $1.0 million for the same periods in 2009. The increase in 2010 is attributed to activities to promote the Michelin uranium project and engaging potential acquirers of or partners for the project. Additional costs were also incurred pursuant to the name change to Fronteer Gold.

Other income for the nine months ended September 30, 2010, totaled $22.6 million and consisted primarily of a gain on the sale of assets in Turkey of $18.8 million, interest income of $2.4 million, foreign exchange gains primarily arising from a weakening US dollar of $0.9 million and gains on mark to market adjustments of certain derivative investments of $0.6 million. Other income for the same period in 2009 totaled $23.3 million and consisted of interest income of $3.3 million, foreign exchange gains primarily arising from a weakening US dollar of $6.0 million, gains on mark to market adjustments of certain derivative investments of $5.0 million and a gain on the sale of the shares of East Asia of $9.3 million.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

In January 2010, Fronteer Gold, Teck and Alamos completed a transaction whereby Alamos acquired 100% of the Agi Dagi and Kirazli gold projects from Teck and Fronteer Gold through the acquisition of certain Turkish subsidiaries held directly by Teck and indirectly by Fronteer Gold through its wholly-owned subsidiary. Alamos paid US$40 million cash and issued an aggregate of 4 million Alamos common shares in total consideration to the Teck group (as to 60%) and the Fronteer group (as to 40%) for acquiring these two projects. The common shares were issued on a private placement basis and are subject to a four-month hold period. As a result of this sale, we recorded a net gain of $18.8 million.

During the first quarter of 2010, we exercised our warrants in East Asia and sold the underlying common shares realizing net proceeds of $9.8 million. As the value ascribed to the warrants at December 31, 2009, was higher than the amount the shares were ultimately sold for, we realized an accounting loss on the sale of approximately $2.6 million in 2010. Our total gain from the East Asia investment realized in 2009 and the first quarter of 2010 was $18.6 million. We also sold 1.6 million shares of Alamos, recording a gain on sale of $3.9 million. We also disposed of another available for sale investment at a loss of $1.7 million as the business justification for holding the investment was no longer warranted.

Interest income earned of $0.9 million and $2.4 million for the three and nine months ended September 30, 2010, fell from $1.3 million and $3.3 million for the same periods in the prior year, as cash received from the maturity of a large interest bearing investment, could not be reinvested at similar rates due to a decline in general interest rates from the date of the original investment.

For the three and nine month period ended September 30, 2010, we realized a net foreign exchange gain of $0.8 million and $0.9 million respectively, compared to a net foreign exchange gain of $3.2 million and $6.0 million for the same periods in 2009. We have a large future income tax liability that is denominated in United States dollars. As the United States dollar fluctuates, a resulting gain or loss arising from the translation of this liability is recorded. This gain or loss is offset by any gain or loss arising from the translation of our United States dollar cash and investment balances. We currently do not do any foreign currency hedging.

Total assets at September 30, 2010, were $511.0 million, down 2.0% from $521.2 million at December 31, 2009, primarily as a result of the write down of the Zaca project and cash used in operating activities of $8.3 million offset by the receipt of proceeds from the sale of the Turkish assets and resulting appreciation of value of the Alamos share consideration received from the sale. During the nine months ended September 30, 2010, we realized cash inflows from the exercise of options of approximately $2.8 million.

We have not yet completed feasibility studies to determine whether any of our exploration properties contain resources that are economically recoverable. All direct costs associated with exploration of these properties are capitalized as incurred. If the property proceeds to development, these costs become part of pre-production and development costs of the mine. If a property is abandoned or continued exploration is not deemed appropriate in the foreseeable future, the related deferred expenditures are written off.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

ACQUISITION OF NEVADA EAGLE RESOURCES

On April 23, 2010, we acquired 100% of the outstanding limited liability company interest in Nevada Eagle Resources, LLC (“Nevada Eagle”) from Gryphon Gold Corporation for cash consideration of $4.8 million (US$4.75 million). We have accounted for the business combination as a purchase transaction with the Company as the acquirer of Nevada Eagle.

The determination of the fair value of the assets acquired has now been finalized. Details of the fair value of the assets acquired are as follows:

In ‘000's
Purchase consideration	4,763

Fair value of business acquired	4,763

The preliminary purchase price allocation is as follows:

In ‘000's
Exploration properties and deferred exploration expenditures	4,763
4,763

There was no resulting goodwill.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

SUMMARY OF QUARTERLY RESULTS

The following information (in thousands of $, except per share amounts) is derived from our quarterly consolidated financial statements for the past eight quarters, along with an explanation for the significant items resulting in variances from quarter to quarter:

	Sept 2010$	June 2010 $	Mar 2010 $	Dec 2009 $	Sep 2009 $	June 2009 $	Mar 2009 $	Dec 2008 $
Income (loss) before discontinued operations and Net earnings (loss) for the period	(21,157)	(1,455)	9,760	7,438	11,889	1,486	(5,452)	(19,039)
Basic earnings (loss) per share before discontinued operations and for the period	(0.18)	(0.01)	0.08	0.07	0.10	0.01	(0.06)	(0.23)
Diluted earnings (loss) per share before discontinued operations and for the period	(0.18)	(0.01)	0.08	0.07	0.09	0.01	(0.06)	(0.23)

Items of significance from quarter to quarter are as follows:

For the three months ended September 30, 2010, we recorded a write down of exploration properties and deferred exploration expenditures of $33.7 million, offset by a future income tax recovery in part arising from the write down of $13.1 million.

For the three months ended June 30, 2010, we recorded a gain on the sale of long-term investments of $2.2 million primarily pertaining to the disposal of shares of Alamos.

For the three months ended March 31, 2010, we recorded a gain of $18.8 million on the sale of the Agi Dagi and Kirazli projects to Alamos. In addition we recorded a net loss of $3.7 million on the sale of various available for sale investments. In addition, we recorded a net unrealized foreign exchange gain of $1.1 million on certain US$ denominated future income tax liabilities and US dollars held as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $0.8 million in exploration property and deferred exploration expenditures relating to the Richmond Summit property.

For the three months ended December 31, 2009, we recorded a further $6.2 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $1.5 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $1.1 million in exploration property and deferred exploration expenditures.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

For the three months ended September 30, 2009, we realized a gain on the sale of shares of East Asia in the amount of $9.3 million and realized a further $5.0 million gain on the fair market value adjustment of the warrants of East Asia. In addition, we recorded an unrealized foreign exchange gain of $3.2 million on certain US$ denominated liabilities as the US dollar continued to decline in value during the quarter. Offsetting these gains was the decision to write off $3.6 million in exploration property and deferred exploration expenditures when it was determined that we would no longer explore the underlying mineral interests.

For the three months ended September 30, 2009, we incurred a significant increase in operating expenses, primarily as a result of consolidating the results of Aurora for a full quarter. During the quarter, we wrote-off $0.6 million in mineral property and deferred exploration costs attributed to the Mill Creek and Bell Creek properties, upon abandonment of the mineral leases. An internal assessment of the leases determined that further work was not warranted. We also realized a $4.1 million foreign exchange gain, primarily on a U.S. dollar denominated future income tax liability, as a result of the weakening U.S. dollar during the quarter.

For the three months ended March 31, 2009, we recorded stock-based compensation expense (non-cash expense) of $2.4 million. We also recognized a foreign exchange loss of $1.3 million, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability and we realized our portion of the equity loss in Aurora up to March 2, 2009 of $0.9 million. We began to consolidate 100% of the results of Aurora after March 2, 2009. Finally, we recorded a significant future income tax recovery of $1.8 million.

For the three months ended December 31, 2008, we wrote-off exploration expenditures totaling $8.7 million, primarily relating to our Wernecke Properties in the Yukon, Canada and recorded a stock-based compensation expense (non-cash expense) of $0.6 million. A significant foreign exchange loss of $9.3 million was recorded in the quarter, which arose mainly on the revaluation of a U.S. dollar denominated future income tax liability. We also recorded a future income tax recovery of $2.7 million.

LIQUIDITY

We currently have no operating revenues other than interest income and rely primarily on equity issuances and on occasion asset sales to fund our exploration and administrative costs.

We had the following contractual obligations as at September 30, 2010:

	Payments Due by Period (in thousands of $)
Contractual obligations	Total	1-3 years	4-5 years	> 5 years
Operating leases	3,921	2,264	725	932
Property leases (1)	1,853	429	307	1,117
Asset retirement obligation	1,064	-	-	1,064
Other long term liability (2)	5,173	167	2,415	2,591

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

(1)	the majority of these lease payments are optional. Should we wish to give up the claim or lease, the payment is not required.
(2)	amount relates to the estimated production bonus payable on the Agi Dagi and Kirazli deposits.

We have no debt. The only long-term lease commitments are the operating leases for our office premises and equipment. We also have obligations on our mineral property interests that should we wish to continue having a right to the mineral interest of a property, cash payments to the government or underlying land or mineral interest owner, may be required. Most of these are not firm commitments, with such obligations being eliminated should we choose to no longer invest funds exploring the property.

At September 30, 2010, we had cash and short-term deposits on our balance sheet of $163.1 million and working capital of $160.9 million, as compared to cash and short-term deposits of $147.3 million and working capital of $144.5 million at December 31, 2009. The change in cash and short-term deposits and working capital of $15.8 million and $16.4 million, respectively, is primarily due to cash received from the sale of our interest in the Agi Dagi and Kirazli deposits of US$16.0 million, the exercise of our EAS warrants and sale of the underlying shares for $9.9 million, and the sale of 1.6 million shares of Alamos for net proceeds of $24.3 million, offset by cash exploration expenditures (net of recoveries) of $21.1 million and cash used in operations of $8.3 million. At November 12, 2010, we have cash and short term deposits of approximately $117 million.

We believe that our current cash resources are sufficient to fund our currently planned exploration and administrative budget through 2011 and beyond and should provide us sufficient resources to actively pursue acquisitions for our exploration and development property portfolio. We continue to look at other properties for acquisition.

On a longer term outlook, should the global economic conditions persist and project financing continue to be difficult to obtain, it may limit our ability to develop and/or further explore our properties.

HEALTH, SAFETY AND ENVIRONMENT

We place a great emphasis on providing a safe and secure working environment for all of our employees and protecting the environment. There were no lost time accidents or significant environmental incidents at any of our operations in the second quarter of 2010.

We are subject to federal, provincial, territorial and state, and local environmental laws and regulations. We have put in place ongoing pollution control and monitoring programs at our properties, and posted surety bonds as required for compliance with provincial, state and local closure, reclamation and environmental obligations. Estimated future reclamation and property closure costs are based on current legal and regulatory requirements. We record the fair value of reclamation and property closure costs, as determined by an independent consultant, in the period in which they are incurred. A corresponding amount is added to the carrying amount of the associated asset and depreciated over the asset's life. Ongoing reclamation activities associated with exploration stage properties are capitalized to exploration in the period incurred.

At September 30, 2010, we recorded a long term liability totaling $1.1 million, primarily for our reclamation obligation with respect to the Northumberland deposit, which has seen past production. Reclamation of disturbance from prior mining activity, primarily related to reclaiming historic leach pads at Northumberland was carried out in 2009 and 2010. We have posted reclamation bonds of US$3.7 million, primarily relating to Northumberland, in satisfaction of these ongoing obligations. We do not believe we have any other significant reclamation liability due to the early stage nature of our remaining exploration projects.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

The amounts recorded for reclamation costs are estimates unique to a property based on estimates provided by independent consulting engineers and our assessment of the anticipated timing of future reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could affect the extent of reclamation and remediation work required to be performed. Any such changes in future costs could materially impact the amounts charged to operations for reclamation and remediation. To reduce the uncertainty of the amount of the liability, we have contracted SRK Consulting to review and analyze the disturbance at each property in Nevada and estimate the cost of reclamation for each site using current dollars. This was then inflation adjusted and discounted to December 31, 2009, to arrive at the liability amount. The calculation is updated once annually.

Please see the "Health, Safety and Environment" section of our MD&A at December 31, 2009 for a further analysis of our environmental risks.

CAPITAL RESOURCES

At September 30, 2010, we have cash and short-term deposits of $163.1 million. We also have 13,347,804 stock options (including former Aurora options) outstanding which could potentially bring an additional $90.2 million to our treasury upon exercise. At September 30, 2010, a total of 5,937,871 outstanding vested options with a weighted average exercise price of $4.07 were actually in the money. We have no outstanding debt facility upon which to draw. We incurred a significant cash outlay of approximately $39.8 million, pursuant to the acquisition of AuEx and Renaissance.

OFF-BALANCE SHEET ARRANGEMENTS

We have approximately US$3.7 million in standby Letters of Credit with a US bank for the completion of reclamation on its mineral properties in the USA. These standby letters of credit are backed, in the most part, by Certificates of Deposits.

We have no other off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

We had no related party transactions during the year.

PROPOSED TRANSACTIONS

As is typical of the mineral exploration and development industry, we are continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value, including ongoing discussions regarding the possible sale of the Zaca property, the identification of a financial partner for Michelin Uranium project and other smaller possible joint venture transactions. At present, we are expecting to close the Bridgeport transaction in the near term. There are no other transactions pending that would affect our financial condition, results of operations and cash flows of any asset.

DISCLOSURE CONTROLS AND PROCEDURES

At the end of the period covered by this report, an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) of the Exchange Act) was carried out by our principal executive officer and principal financial officer. Based upon that evaluation, our principal executive officer and principal financial officer have concluded that as of the end of the period covered by this report the design and operation of our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports that it files or submits to regulatory authorities is recorded, processed, summarized and reported within the time periods specified by regulation, and is accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosures.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Notwithstanding the foregoing, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that our disclosure controls and procedures will detect or uncover every situation involving the failure of persons within the Company and our subsidiaries to disclose material information otherwise required to be set forth in our periodic reports. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objective of ensuring that information required to be disclosed in the reports that we file or submit under the Exchange Act is communicated to management to allow timely decisions regarding required disclosure.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There has been no change in the Company’s internal control over financial reporting during the Company’s quarter ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

Our management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error of fraud may occur and not be detected.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of the production bonus liability to be recognized for the Agi Dagi and Kirazli deposits, determination of impairment of equipment and mineral property interests, environmental and reclamation obligations, rates for depreciation and amortization, variables used in determining stock-based compensation and assessments of control of variable interest entities. These estimates are based on management's best judgment. Factors that could affect these estimates include, but are not limited to, risks inherent in mineral exploration and development, changes in reclamation requirements, changes in government policy, changes in foreign exchange rates, changes in actual amounts mined from the Agi Dagi and Kirazli deposits and changes in mineral prices.

We regularly review the net carrying value of each mineral property for conditions that suggest impairment. This review requires significant judgment where we do not have any proven and probable reserves that would enable us to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the company has the necessary funds to be able to maintain its interest in the mineral property. We believe we have made adequate accruals with respect to any significant environmental liabilities that may have been incurred to date. We have the responsibility to perform reclamation in certain jurisdictions upon completion of activities. The costs to complete this reclamation are estimated and have been accrued as a liability in the financial statements.

Management has made significant assumptions and estimates in determining the fair market value of stock-based compensation granted to employees and non-employees. These estimates have an effect on the stock-based compensation expense recognized and the contributed surplus and share capital balances on our balance sheet. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. The estimates were chosen after reviewing the historical life of the options and analyzing share price history to determine volatility.

Management also makes assumptions about the volatility of underlying share prices of its investment in warrants of other companies and the expected life of the warrant. These estimates affect the warrants value recognized and the underlying gain or loss recorded as mark to market adjustments. The estimates are chosen after analyzing the share price history and managements intentions about holding the investment.

The determination of our future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts we interpret tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of future tax assets and liabilities. We also make estimates of our future earnings which affect the extent to which potential future tax benefits may be used. We are subject to assessment by various taxation authorities, which may interpret tax legislation in a manner different from our view. These differences may affect the final amount or the timing of the payment of taxes. When such differences arise we make provision for such items based on our best estimate of the final outcome of these matters.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

We have relied on estimates made by Alamos of the potential gold to be mined from the Agi Dagi and Kirazli deposits and have followed their published assumptions on when production will commence and annual production rates. Management has made assumptions on the appropriate discount rate to apply to the liability. These assumptions may change over time as Alamos advances the projects through feasibility.

Finally, management is required to estimate the value of the underlying assets and liabilities acquired on an asset acquisition, Included in the allocation of the purchase price, is the value of any employee stock options assumed in the transaction. Management has made estimates of the life of stock options, the expected volatility and the expected dividend yields that could materially affect the fair market value of this type of security. Management has also made assumptions on the recoverability of accounts receivable and prepaid expenses acquired, as well as the value of any intangible assets and mineral properties that have been acquired. Management may use significant judgment in the determination of an assets value and may look to comparable transactions for guidance or make assumptions in determining cash flows from a given asset or liability, such as suitable discount rates.

We are not currently, and have not at any time during our most recently completed financial period, been a party to, nor has any of its property been the subject of, any material legal proceedings or regulatory actions. Except as described below, we are not aware of any such proceedings or actions threatened or known to be contemplated.

LEGAL MATTERS

See above under Priority Gold Projects - Long Canyon, for a discussion of a settlement to our legal action against the Big Spring Ranch LLC, the former owners of BSR.

Please see our AIF dated March 29, 2010, for a discussion of the BSR and our other current legal matters. Other than discussed above, there have been no significant changes on these other matters since March 29, 2010.

FINANCIAL INSTRUMENT RISK EXPOSURE AND RISK MANAGEMENT

We are exposed in varying degrees to a variety of financial instrument related risks. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Our credit risk is primarily attributable to its liquid financial assets. We limit exposure to credit risk and liquid financial assets through maintaining our cash and equivalents, short term deposits with Canadian Chartered Banks and our reclamation deposits with A+ or higher rated US financial institutions. We do not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

We manage our capital in order to meet short term business requirements, after taking into account cash flows from operations, expected capital expenditures and our holdings of cash and cash equivalents. We believe that these sources should be sufficient to cover the likely short term requirements. In the long term, we may have to issue additional shares or sell certain assets to ensure there is sufficient capital to meet long term objectives. Our cash and equivalents are invested in business bank accounts and are available on demand for our programs, and are not invested in any asset backed deposits/investments. All financial liabilities are payable within a 90 day period and are to be funded from cash on hand.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Market Risk

The significant market risks to which we are exposed are foreign exchange risk, interest rate risk and commodity price risk. These are further discussed below:

Foreign Exchange Risk

The results of our operations are exposed to currency fluctuations. Our operating results and financial position are reported in Canadian dollars in our consolidated financial statements. The fluctuation of the US dollar and other currencies in relation to the Canadian dollar will consequently have an impact upon our financial results and may also affect the value of our assets, liabilities and shareholders’ equity. As at September 30, 2010, we have not entered into any derivative contracts to manage foreign exchange risk.

Financial instruments that impact our net loss or other comprehensive loss due to currency fluctuations include: US dollar denominated cash, accounts receivable and accounts payable. The sensitivity of our net income and other comprehensive income due to a 10% change in the exchange rate between the US dollar and the Canadian dollar based on US dollar denominated financial instruments outstanding at September 30, 2010, is $522,000.

Our exposure in Turkey on fluctuations of the Turkish Lira is considered minimal given lower levels of activity.

Interest Rate Risk

We are exposed to interest rate risk on our outstanding short term investments. Our policy is to invest cash at fixed and floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. We monitor this exposure and do not enter into any derivative contracts to manage this risk.

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and short term deposits. Cash and cash equivalents receive interest based on market interest rates. Based on cash and cash equivalents and short-term deposits outstanding at September 30, 2010, with other variables unchanged, a 10% change in the interest rate would decrease (increase) our net income by $0.4 million. There would be no significant effect on other comprehensive income.

Commodity Price Risk

The value of our mineral resource properties and equity investments are related to the price of gold, uranium, copper and other minerals and the outlook for these minerals. We do not have any hedging or other commodity based risks respecting our operations.

Gold, uranium, copper and other mineral prices historically have fluctuated widely and are affected by numerous factors outside of our control, including, but not limited to, industrial demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Fair Value Estimation

The carrying value of our financial assets and liabilities approximate their estimated fair value.

The fair value of the asset retirement obligations are determined by discounting the value of the estimated future reclamation and property closure costs using a risk-free discount rate.

Our financial liabilities are not exposed to interest rate risk.

Equity Price Risk

Equity price risk is the risk that the fair value of, or future cash flows from our financial instruments will significantly fluctuate because of changes in market prices. We are exposed to equity price risk in trading investments and unfavorable market conditions that could result in dispositions of our investments at less than favorable prices. Additionally, we mark our investments to market at each reporting period. This process could result in significant write downs of our investments over one or more reporting periods, particularly during periods of declining resource equity markets.

CHANGES IN ACCOUNTING POLICIES AND NEW ACCOUNTING PRONOUNCEMENTS

For information on changes to accounting policies and new accounting pronouncements, please refer to our disclosure in the December 31, 2009 MD&A.

Convergence with International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by public companies, will be converged with International Financial Reporting Standards (“IFRS”) effective January 1, 2011. The transition from Canadian GAAP to IFRS will be applicable for us for the first quarter of 2011 when we will prepare both the current and comparative financial information using IFRS.

While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences on recognition, measurement, and disclosures. After an initial high level analysis, carried out with help from expert external advisors, additional staff was hired in order to complete a more detailed impact assessment of the new standards on our current accounting policies.

IFRS 1 ‘First time adoption of international financial reporting standards’ allows first-time adopters certain exemptions from the general requirement to apply IFRS retrospectively. The following applicable exemptions have been elected:

(a) The company elected to apply IFRS relating to business combinations prospectively from January 1, 2010. As such Canadian GAAP balances relating to business combinations entered into before that date, including goodwill, have been carried forward without adjustment

 (b) The company has elected to not apply IFRS 2 Share-based Payment to any equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before January 1, 2007, which have been accounted for in accordance with Canadian GAAP.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

(c) The Company has elected to apply the exemption from full retrospective application of decommissioning provisions as allowed under IFRS1. As such, the Group has remeasured the provision as at January 1, 2010 under IAS 37 Provisions, Contingent Liabilities and Contingent Assets, estimated the amount to be included in the cost of the related asset by discounting the liability to the date at which the liability first arose using best estimates of the historical discount rates, and recalculated the accumulated depreciation, depletion and amortisation under IFRS up to the transition date. This did not lead to an adjustment.

The areas of the financial statements that were initially identified as being the most affected by the transition were: stock based payments, income taxes, and foreign currency:

Stock based payments under IFRS require the valuation of each tranche of grant that vests over different periods to be valued separately, where Canadian GAAP allows each grant to be valued as a whole. This revaluation of the unvested grants leads to an adjustment expected to be immaterial and with no net impact to equity.

No adjustments are anticipated after our final analysis of the GAAP differences in the treatment of income taxes.

IFRS has more prescriptive guidance than Canadian GAAP for determining the functional currency of an entity and the concept of ‘group functional currency’ does not exist. As a result of our analysis, the functional currency of some of our subsidiaries changed from Canadian dollar to US dollar resulting in an adjustment arising from differences in translation methods. The impact on the opening balance sheet is expected to be approximately a US$9 million increase to equity.

No other adjustments have been identified as a result of our analysis. However, Fronteer Gold has chosen to change its presentation currency to US dollars to take effect on transition to IFRS. Other than this change in presentation currency, at present there are no further plans to change existing accounting policies under Canadian GAAP that are also permissible under IFRS.

Preliminary drafts of financial statement disclosures have been prepared in order to ensure systems are in place to collect the necessary data; to date no significant changes to current procedures have been identified. No changes to business function or activity will arise from the transition to IFRS.

OUTSTANDING SHARES

The following table outlines the common shares outstanding subsequent to the quarter end to November 12, 2010:

Number of
common shares
Balance, September 30, 2010	120,703,856
Shares issued subsequent to quarter end:
- upon stock option exercises	106,174
- upon acquisition of AuEx	29,761,280
Balance, November 12, 2010	150,571,310

SUBSEQUENT EVENTS

In addition to those events discussed above, the following events occurred subsequent to September 30, 2010:

Fronteer Gold issued 75,000 stock options to employees with an exercise price of $7.73 per share, exercisable for a period of 10 years. Also 106,174 stock options were exercised by employees for gross proceeds of $0.45 million to the Company.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the estimation of mineral resources, the timing and amount of estimated production, costs of production, resource determination, timing of engineering and economic studies and exploration programs. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual risks, level of activity, performance or achievements of Fronteer Gold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions, including risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in our AIF for the year ended December 31, 2009 incorporated by reference into our Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C and available on SEDAR at www.sedar.com.

Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We do not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. Please refer to the above noted documents for a detailed description of the risks of an investment in Fronteer Gold.

CAUTIONARY LANGUAGE REGARDING RESOURCES

Readers should refer to our AIF for the year ended December 31, 2009 and other continuous disclosure documents filed by us since January 1, 2010 available at www.sedar.com, for further information on resources, which is subject to the qualifications and notes set forth therein. Mineral resources which are not mineral reserves, do not have demonstrated economic viability.

Fronteer Gold Inc. Management’s Discussion and Analysis, Third Quarter 2010

Cautionary Note to United States investors concerning estimates of Measured, Indicated and Inferred resources: The information contained herein uses the terms “Measured”, “Indicated”, and “Inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

“Mark O’Dea”	“Sean Tetzlaff”
Mark O’Dea	Sean Tetzlaff
President and Chief Executive Officer	Chief Financial Officer and
Corporate Secretary

November 12, 2010